UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 10, 2019

Ohr Pharmaceutical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	333-88480	46-5622433
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

800 Third Avenue, 11th Floor, New York, NY	10022
(Address of Principal Executive Offices)	(Zip Code)

(212) 682-8452
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	OHRP	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company       ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On July 10, 2019, Ohr Pharmaceutical, Inc., a Delaware corporation (the “Company”), held a Special Meeting of Stockholders (the “Special Meeting”). There were 2,829,248 shares of common stock entitled to be voted, of which 1,524,123 were voted in person or by proxy. The following matters were submitted to a vote of the Company’s stockholders at the Special Meeting.

Proposal 1. A proposal to adopt the Agreement and Plan of Merger and Reorganization, dated as of January 2, 2019 (the “Merger Agreement”), by and among the Company, Ohr Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company, and NeuBase Therapeutics, Inc., a Delaware corporation (“NeuBase”), and approve the transactions contemplated thereby, including the merger and the issuance of shares of the Company’s common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement. The results of the voting were as follows:

For	Against	Abstentions	Broker Non-Votes
1,496,219	7,707	20,197	0

Proposal 2. A proposal to approve an amendment of the Company’s Certificate of Incorporation to effect a reverse stock split prior to the effective time of the merger contemplated by the Merger Agreement at a ratio of not less than one-for-two and not more than one-for-fifteen, with the exact ratio to be determined by mutual agreement between the Company’s board of directors and NeuBase’s board of directors and approved by the Company’s board of directors. The results of the voting were as follows:

For	Against	Abstentions	Broker Non-Votes
1,431,986	89,900	2,237	0

Proposal 3. A proposal to approve an amendment and restatement of the Company’s Certificate of Incorporation to be effective immediately prior to the effectiveness of the merger. The results of the voting were as follows:

For	Against	Abstentions	Broker Non-Votes
1,460,171	35,270	28,682	0

Proposal 4. A proposal to approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to the Company’s named executive officers in connection with completion of the merger. The results of the voting were as follows:

For	Against	Abstentions	Broker Non-Votes
1,386,516	80,920	56,687	0

Proposal 5. A proposal to approve the Ohr Pharmaceutical, Inc. 2019 Stock Incentive Plan. The results of the voting were as follows:

For	Against	Abstentions	Broker Non-Votes
1,332,374	8,879,476	210,014	0

Proposal 6. To vote an adjournment of the Special Meeting , if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3. Since there were sufficient votes at the time of the Special Meeting to approve Proposal Nos. 1, 2 and 3, a vote was not called on the proposal to adjourn the Special Meeting, if necessary, to solicit additional proxies if there were not sufficient votes to approve Proposal Nos. 1, 2 and 3.

Item 8.01	Other Events.

On July 10, 2019, the Company issued a press release announcing that the proposals related the proposed merger with NeuBase were approved by the Company’s stockholders at the Special Meeting. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, the Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that contains a joint proxy statement/prospectus. The registration statement was declared effective by the SEC on June 6, 2019. Investors and security holders of the Company are urged to read these materials because they contain important information about NeuBase, the Company and the proposed merger. The joint proxy statement/prospectus, and other relevant materials, and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the registration statement on Form S-4 that contains a joint proxy statement/prospectus by directing a written request to: Ohr Pharmaceutical, Inc., 800 Third Avenue, 11th Floor, New York, NY 10022, Attention: Corporate Secretary. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company, its directors, executive officers and other employees, and NeuBase, its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger has been included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of the Company is also included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2018 and the proxy statement for the Company’s 2018 Annual Meeting of Stockholders. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Company, Attn: Corporate Secretary, at the address described above.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

This Current Report on Form 8-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act.  These forward-looking statements include, among other things, statements regarding the expected timing of the closing of the merger between the Company and NeuBase; expectations regarding the combined company’s trading on NASDAQ; and the executive structure of the combined company.  These forward-looking statements are distinguished by use of words such as “will,” “would,” “anticipate,” “expect,” “believe,” “designed,” “plan,” or “intend,” the negative of these terms, and similar references to future periods.  These views involve risks and uncertainties that are difficult to predict and, accordingly, our actual results may differ materially from the results discussed in our forward-looking statements.  Our forward-looking statements contained herein speak only as of the date of this Current Report on Form 8-K.  Factors or events that we cannot predict, including those described in the risk factors contained in the Company’s registration statement on Form S-4, as amended, that contains a joint proxy statement/prospectus, may cause our actual results to differ from those expressed in forward-looking statements. The Company and the combined company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements, and you should not place undue reliance on these forward-looking statements. Because such statements deal with future events and are based on the Company’s and NeuBase’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company or the combined company could differ materially from those described in or implied by the statements in this Current Report on Form 8-K, including: the risk that the conditions to the closing of the merger are not satisfied; uncertainties as to the timing of the consummation of the transaction and the ability of each of the Company and NeuBase to consummate the transaction, as well as those risks discussed under the heading “Risk Factors” in the Company’s registration statement on Form S-4, as amended, that contains a joint proxy statement/prospectus. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d)

Exhibits:

99.1	Press release, dated July 10, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OHR PHARMACEUTICAL, INC
(Registrant)

Date: July 10, 2019	By:	/s/ Sam Backenroth
Sam Backenroth
Chief Financial Officer